Filed pursuant to Rule 433
Registration Statement No. 333-128357
April 26, 2007
Free Writing Prospectus
Dated April 26, 2007
5,500,000 Shares
Genitope Corporation
Common Stock
This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated April 19, 2007 and the documents incorporated by reference therein (including the base prospectus dated October 5, 2005 and the documents incorporated by reference therein) relating to these securities.

Common stock offered by Genitope	5,500,000 shares pursuant to an effective shelf registration statement on Form S-3 on file with the Securities and Exchange Commission. We also intend to grant the underwriter of the proposed offering a 30-day option to purchase up to an additional 825,000 shares of common stock to cover any over-allotments.

Public offering price	$3.85 per share, with an underwriting discount of $0.202125 per share

Common stock to be outstanding after this offering	41,552,685 shares, assuming no exercise of the over-allotment option

The number of shares of our common stock to be outstanding after this offering is based on 36,052,685 shares of common stock outstanding as of December 31, 2006 and excludes the following securities (the “Excluded Securities”):
•	3,870,520 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2006 at a weighted average exercise price of $8.80 per share;

•	2,481,820 shares available for future grant under our 2003 Equity Incentive Plan, 230,917 shares available for issuance under our 2003 Employee Stock Purchase Plan and 109,333 shares available for future grant under our 2003 Non-Employee Directors’ Stock Option Plan, as of December 31, 2006;

•	266,666 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2006, at an exercise price of $9.00 per share; and

•	automatic annual increases in the number of shares reserved for issuance under our 2003 Equity Incentive Plan, 2003 Non-Employee Directors’ Stock Option Plan and 2003 Employee Stock Purchase Plan.

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $19.8 million (or approximately $22.8 million if the underwriter’s over-allotment option is exercised in full), based on the public offering price of $3.85 per share. The principal purpose of this offering is to obtain additional capital. We intend to use the net proceeds from this offering as described in the preliminary prospectus supplement.

As-Adjusted Balance Sheet Data	The following as-adjusted balance sheet as of December 31, 2006 gives effect to the issuance and sale of 5,500,000 shares of our common stock in the offering at the public offering price of $3.85 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

	December 31, 2006
	Actual	As Adjusted
Balance Sheet Data:	(in thousands)
Cash, cash equivalents and marketable securities	$51,682	$71,445
Working capital	42,967	62,730
Restricted cash and marketable securities	9,579	9,579
Total assets	160,423	180,186
Long-term liabilities	45,550	45,550
Deficit accumulated during the development stage	(194,125)	(194,125)
Total stockholders’ equity	102,846	122,609

Capitalization	In addition to the information reflected in our as-adjusted balance sheet above, our as-adjusted total capitalization was $168.2 million and our additional paid-in capital was $316.7 million, in each case as of December 31, 2006, after deducting the underwriting discount and estimated offering expenses payable by us and based on the number of shares of our common stock outstanding as of December 31, 2006, excluding the Excluded Securities.

Dilution	The net tangible book value of our common stock on December 31, 2006 was approximately $102.8 million, or $2.85 per share. After giving effect to the sale by us of 5,500,000 shares of common stock in this offering at the public offering price of $3.85 per share and after deducting underwriting discount and estimated offering expenses payable by us, our net tangible book value at December 31, 2006 would have been approximately $122.6 million, or $2.95 per share. This represents an immediate increase in net tangible book value of $0.10 per share to existing stockholders and an immediate dilution of $0.90 per share to new investors purchasing shares of common stock in this offering. If the underwriter exercises its over-allotment option in full, the as-adjusted net tangible book value as of December 31, 2006 would have been $2.96 per share, representing an increase to existing stockholders of $0.11 per share, and there will be immediate dilution of $0.89 per share to new investors.

The foregoing information is based on the number of shares of capital stock outstanding as of December 31, 2006 and does not take into account further dilution to new investors that could occur upon the exercise or issuance of Excluded Securities with a per-share exercise price or purchase price less than the public offering price.
The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement (including the documents incorporated by reference therein) and other documents Genitope has filed with the Securities and Exchange Commission for more complete information about Genitope and this offering. You may obtain these documents for free by visiting EDGAR on the Securities and Exchange Commission’s Web site at www.sec.gov. Alternatively, Genitope, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling the underwriter at 1-212-308-9494 or Genitope toll-free at 1-866-436-4867.